Exhibit 99.4

Investor Questions and Answers

1. What role will your executive team have after the merger?

Integration planning is in process, and we expect further clarity over the coming weeks. For now, our leadership team at Adverum will remain in their current roles. Lilly is committed to a thoughtful assessment of the business and plans to develop an organizational structure that will draw on the best from both companies. The post-closing organizational structure will be reviewed as part of the integration planning process.

2. When did discussions between Lilly and Adverum begin? How long did this process take?

Please refer to our Schedule 14D-9, when available.

3. When will the tender offer be commenced?

Lilly is obligated to commence a tender offer as promptly as practicable but no later than 10 business days from the date of the merger agreement to acquire all of Adverum’s outstanding shares for a price of $3.56 per share in cash at closing, plus a non-transferrable CVR to receive up to two contingent cash payments of up to an aggregate of $8.91 per CVR in cash, payable upon achievement of both specified regulatory and commercial milestones in accordance with the terms of the CVR agreement.

Assuming a majority of the outstanding Adverum shares are tendered into, and not withdrawn from, the tender offer, and subject to the satisfaction of other customary closing conditions, including that at least a majority of Adverum shares are tendered in the tender offer, Lilly is required to close the tender offer. Adverum shares that are not tendered in the tender offer will be converted into the right to receive at closing the same $3.56 per share in cash plus a non-transferrable CVR to receive up to two contingent cash payments of up to an aggregate of $8.91 per CVR in cash, payable upon achievement of both specified regulatory and commercial milestones in accordance with the terms of the CVR agreement, as paid for shares tendered in the tender offer, and Adverum stock will no longer be listed on the Nasdaq exchange. Following the consummation of the offer, Adverum will merge with and into a subsidiary of Lilly in a second-step merger.

Each non-transferrable CVR will entitle its holders to receive the following contingent cash payments, conditioned upon the achievement of certain regulatory and commercial milestones, within specified time periods:

Up to $1.78 per CVR in cash (minus any applicable offset amount), upon the receipt of regulatory approval in the United States for Ixo-vec for the treatment of wAMD no later than on the 7th anniversary of the closing of the transaction and termination of the CVR agreement; and

Up to $7.13 per CVR in cash (minus any applicable offset amount), upon the achievement of greater than $1 billion in annual net sales for Ixo-vec no later than the 10th anniversary of the closing of the transaction and termination of the CVR.

There can be no assurance that any payments will be made with respect to the CVR. Assuming both CVR milestones are met, the CVR consideration would represent an additional $8.91 per CVR for Adverum’s stockholders.

4. When do you expect to file the Schedule 14D-9?

Adverum’s Schedule 14D-9 will be filed on the same day as the commencement of the tender offer, which Lilly is obligated to commence as promptly as practicable but no later than 10 business days after the date of the merger agreement.

5. When do you expect the transaction to close?

We expect to close the transaction in the fourth quarter of 2025, subject to satisfaction or waiver of required closing conditions.

Investor Messages

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$3.56 per share in cash at closing plus up to an aggregate of $8.91 per CVR tied to FDA approval and provided over $1.0 billion annual net sales of Ixo-vec milestone is achieved prior to the earlier of ten years of the closing date and termination of the CVR agreement; total equity value of up to $350 million on a fully diluted basis.

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Up to $1.78 per share in cash, upon the receipt of regulatory approval in the United States for Ixo-vec for the treatment of wAMD prior to the earlier of seven years of the closing date and termination of the CVR agreement; and

•	Up to $7.13 per share in cash, upon the achievement of greater than $1 billion in annual net sales for Ixo-vec within ten years.

•	Transaction expected to close in the fourth quarter of 2025, subject to satisfaction or waiver of required closing conditions.

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Adverum’s Board of Directors engaged in a careful and thorough process and unanimously determined that this transaction with Lilly is in the best interests of our stockholders and represents the highest price reasonably obtainable for our stockholders.

•	We believe the combination of Adverum with Lilly maximizes the potential of Ixo-vec and our intravitreal gene therapy platform to reach patients globally.

Forward-looking Statements

This communication contains forward-looking statements regarding Lilly’s proposed acquisition of Adverum, regarding prospective benefits of the proposed acquisition and Adverum’s gene editing programs for retinal disease, regarding potential contingent consideration amounts and terms, regarding the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition, regarding Adverum’s cash runway and prospects, regarding the potential availability of financing under the Promissory Note to Adverum, regarding Adverum’s product candidates and ongoing clinical and preclinical development, and regarding Lilly’s development of programs for ophthalmology and advancement of gene therapies. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including with respect to consummating the proposed acquisition and any competing offers or acquisition proposals for Adverum, drug research, development and commercialization, Adverum’s prospects, uncertainties as to how many of Adverum’s stockholders will tender their stock in the tender offer, the effects of the proposed acquisition (or the announcement thereof) on Adverum’s stock price, relationships with key third parties or governmental entities, regulatory changes and developments, the impact of global macroeconomic conditions, including trade and other global disputes and interruptions, including related to tariffs, trade protection measures, and similar restrictions, transaction costs, risks that the proposed acquisition disrupts current plans and operations or adversely affects employee retention, potentially diverting management’s attention from Adverum’s ongoing business operations, changes in Adverum’s business during the period between announcement and closing of the proposed acquisition, and any legal proceedings that may be instituted related to the proposed acquisition. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that the proposed acquisition will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed acquisition or provide Adverum financing under the Promissory Note will be met, that any event, change or other circumstance that could give rise to the termination of the merger agreement or the Promissory Note will not occur, that

Lilly will realize the expected benefits of the proposed acquisition, that product candidates will be approved on anticipated timelines or at all, that any products, if approved, will be commercially successful, that all or any of the contingent consideration will become payable on the terms described herein or at all, that Lilly’s financial results will be consistent with its expected 2025 guidance or that Lilly can reliably predict the impact of the proposed acquisition on its financial results or financial guidance. For further discussion of these and other risks and uncertainties, see Lilly’s and Adverum’s most recent Form 10-K and Form 10-Q filings with the U.S. Securities and Exchange Commission (SEC). Except as required by law, neither Lilly nor Adverum undertakes any duty to update forward-looking statements to reflect events after the date of this filing.

Additional Information about the Acquisition and Where to Find It

The tender offer for all of the outstanding shares of Adverum described in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Lilly and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. A solicitation and offer to buy outstanding shares of Adverum will only be made pursuant to the tender offer materials that Lilly and its acquisition subsidiary intend to file with the SEC. At the time the tender offer is commenced, Lilly and its acquisition subsidiary will file tender offer materials on Schedule TO, and Adverum will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF ADVERUM ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF ADVERUM SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER. The tender offer materials (including the Offer to

Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Adverum at no expense to them at Lilly’s website at investor.lilly.com and (once they become available) will be mailed to the stockholders of Adverum free of charge. The information contained in, or that can be accessed through, Lilly’s website is not a part of, or incorporated by reference herein. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Lilly and Adverum file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Lilly and Adverum with the SEC for free on the SEC’s website at www.sec.gov.